Exhibit 99.1

Sinovac Holds 2010 Annual Meeting of Shareholders

Beijing — July 15, 2010 — Sinovac Biotech Ltd. (Nasdaq: SVA), a leading developer and provider of vaccines in China, announced today that it held its 2010 Annual Meeting of Shareholders on Thursday, July 15, 2010 at 9:00 a.m. Beijing Time.  The required quorum, a majority of the common shares outstanding, was voted in person or by proxy. The meeting was held concurrently at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC and at No. 6 Temple Street, St. John’s, Antigua.

During the meeting, the three proposals that required the affirmative vote of a majority of the shares cast were approved as follows: all of the directors were re-elected; the audited consolidated financial statements for financial year ended December 31, 2009 were approved and the selection of Ernst & Young as independent auditors was confirmed.  The three proposals, which related to amending the Company’s by-laws and required the affirmative vote of a majority of common shares outstanding, were not approved.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac’s vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), and Anflu® (influenza). PanfluTM, Sinovac’s pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis, and human rabies. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines. Its 30%-owned joint venture, Sinovac Dalian, focuses on the research, development, manufacturing and commercialization of vaccines, such as rabies, chickenpox, mumps and rubella vaccines for human use.

For more information, please contact:

Chris Lee
Sinovac Biotech Ltd.
Tel:	+86-10-8279-9659
Fax:	+86-10-6296-6910
Email:	lill@sinovac.com

Investors:
Amy Glynn/Stephanie Carrington
The Ruth Group
Tel:	+1-646-536-7023/7017
Email:	aglynn@theruthgroup.com
scarrington@theruthgroup.com

Media
Jason Rando
The Ruth Group
Tel:	+1-646-536-7025
Email:	jrando@theruthgroup.com